UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 2

OBSIDIAN ENERGY LTD.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

674482104
(CUSIP Number)

Kernwood Limited
Suite 605
79 Wellington Street West
Toronto, ON M5K 1K7
(416) 423-3251

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674482104	13D	Page 1 of 16

1			NAMES OF REPORTING PERSONS Edward J. Kernaghan
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	10,025,500
	8	SHARED VOTING POWER	24,765,875
	9	SOLE DISPOSITIVE POWER	10,025,500
	10	SHARED DISPOSITIVE POWER	24,765,875
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,791,375
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	13D	Page 2 of 16

1			NAMES OF REPORTING PERSONS Kernwood Limited
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	20,184,200
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	20,184,200
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,184,200
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14			TYPE OF REPORTING PERSON CO

CUSIP No. 674482104	13D	Page 3 of 16

1			NAMES OF REPORTING PERSONS Principia Research Inc.
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	71,500
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	71,500
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,500
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14			TYPE OF REPORTING PERSON CO

CUSIP No. 674482104	13D	Page 4 of 16

1			NAMES OF REPORTING PERSONS Edward H. Kernaghan
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	282,975
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	282,975
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,975
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	13D	Page 5 of 16

1			NAMES OF REPORTING PERSONS Alice Kernaghan
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	2,750,500
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	2,750,500
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,500
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	13D	Page 6 of 16

1			NAMES OF REPORTING PERSONS Elizabeth Kernaghan
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,548,200
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,548,200
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,200
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	13D	Page 7 of 16

1			NAMES OF REPORTING PERSONS Jennifer Kernaghan
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	32,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	32,000
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,000
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	13D	Page 8 of 16

This Amendment No. 2 to Schedule 13D (this “Statement”) is being filed on behalf of Kernwood Limited, an Ontario corporation (“Kernwood”), Principia Research Inc., an Ontario corporation (“Principia”), Edward J. Kernaghan, Edward H. Kernaghan, Alice Kernaghan, Elizabeth Kernaghan and Jennifer Kernaghan, each of whom are Canadian citizens residing in the Province of Ontario (collectively, the “Reporting Persons”), relating to common shares, no par value (the “Common Shares”), of Obsidian Energy Ltd., a corporation organized and existing under the laws of Alberta, Canada (the “Issuer”). This Statement amends and supplements the initial statement on Schedule 13D, filed by the Reporting Persons on October 16, 2017, as amended by Amendment No. 1 filed by the Reporting Persons on December 5, 2017 (the “Original Statement”). The Original Statement is hereby amended as follows.

Item 4.  Purpose of Transaction.

The shares reported in this Statement were acquired by the Reporting Persons from time to time in open market transactions with a view towards investment. The Reporting Persons review their investments in the Issuer on a continuing basis. As part of this review, the Reporting Persons evaluate various alternatives that are or may become available with respect to the Issuer and its securities.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Issuer, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in subparagraphs (a)-(j) of this Item 4 of Schedule 13D. Except as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in the consequences listed in subparagraphs (a)-(j) of Item 4 of Schedule 13D. See, also, Item 6.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The beneficial ownership percentage of the Reporting Persons is calculated based upon 504,340,988 Common Shares of the Issuer reported to be outstanding as of January 3, 2018 as reported by the Toronto Stock Exchange. The information disclosed in response to Item 2 in the Original Statement is incorporated by reference herein.

1.	Edward J. Kernaghan
a.	Amount beneficially owned: 34,791,375 Common Shares
b.	Percent of class: 6.90%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 10,025,500
ii.	Shared power to vote or to direct the vote: 24,765,875
iii.	Sole power to dispose or to direct the disposition of: 10,025,500
iv.	Shared power to dispose or to direct the disposition of: 24,765,875

Includes (i) 10,025,500 Common Shares held directly by Edward J. Kernaghan, (ii) 20,184,200 Common Shares held directly by Kernwood, which Edward J. Kernaghan directly controls as the controlling shareholder, (iii) 71,500 Common Shares held directly by Principia, of which Edward J. Kernaghan is a shareholder, (iv) 282,975 Common Shares held directly by Edward H. Kernaghan, which Edward J. Kernaghan indirectly shares control of, (v) 2,750,500 Common Shares held directly by Alice Kernaghan, which Edward J. Kernaghan indirectly shares control of, (vi) 1,548,200 Common Shares held directly by Elizabeth Kernaghan, which Edward J. Kernaghan indirectly shares control of, and (vii) 32,000 Common Shares held directly by Jennifer Kernaghan, which Edward J. Kernaghan indirectly shares control of.

CUSIP No. 674482104	13D	Page 9 of 16

2.	Kernwood
a.	Amount beneficially owned: 20,184,200 Common Shares
b.	Percent of class: 4.00%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 20,184,200
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 20,184,200

Includes  20,184,200 Common Shares held directly by Kernwood, which Edward J. Kernaghan is deemed to control.

3.	Principia
a.	Amount beneficially owned: 71,500 Common Shares
b.	Percent of class: 0.01%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 71,500
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 71,500

Includes 71,500 Common Shares held directly by Principia, of which Edward J. Kernaghan and Edward H. Kernaghan are deemed to share control.

4.	Edward H. Kernaghan
a.	Amount beneficially owned: 282,975 Common Shares
b.	Percent of class: 0.06%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 282,975
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 282,975

Includes (i) 179,475 Common Shares held directly by Edward H. Kernaghan, (ii) 71,500 Common Shares held directly by Principia, of which Edward J. Kernaghan is a shareholder and (iii) 32,000 Common Shares held directly by Jennifer Kernaghan, of which Edward H. Kernaghan indirectly shares control.

5.	Alice Kernaghan
a.	Amount beneficially owned: 2,750,500 Common Shares
b.	Percent of class: 0.55%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 2,750,500
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 2,750,500

Includes 2,750,500 Common Shares held directly by Alice Kernaghan, of which Edward J. Kernaghan indirectly shares control.

6.	Elizabeth Kernaghan
a.	Amount beneficially owned: 1,548,200 Common Shares
b.	Percent of class: 0.31%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,548,200
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 1,548,200

Includes 1,548,200 Common Shares held directly by Elizabeth Kernaghan, of which Edward J. Kernaghan indirectly shares control.

CUSIP No. 674482104	13D	Page 10 of 16

7.	Jennifer Kernaghan
a.	Amount beneficially owned: 32,000 Common Shares
b.	Percent of class: 0.01%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 32,000
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 32,000

Includes 32,000 Common Shares held directly by Jennifer Kernaghan, of which Edward J. Kernaghan and Edward H. Kernaghan indirectly share control.

Kernwood has made the following open-market purchases of Common Shares of the Issuer during the past 60 days on the Toronto Stock Exchange (excluding purchases disclosed in the Original Statement):

Date	Purchaser	Number of Shares	Price Per Share
December 8, 2017	Kernwood	843,000	CDN $1.5554
December 18, 2017	Kernwood	200,000	CDN $1.4848
December 21, 2017	Kernwood	184,500	CDN $1.5154

Other than the foregoing transactions and any transactions disclosed in the Original Statement, none of the Reporting Persons has effected any transaction in Common Shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 6 of the Original Statement is hereby supplemented by adding the following. The Issuer and Kernwood, on its own behalf and on behalf of its affiliates, entered into a Letter Agreement dated December 30, 2017 (the “Agreement”), pursuant to which the Issuer has appointed Edward H. Kernaghan as a director of the Issuer and agreed to include Edward H. Kernaghan as a director nominee in its management information circular for election at each of its 2018 annual general meeting of shareholders and the 2019 annual general meeting of shareholders, and solicit proxies on behalf of and recommend to its shareholders that they vote in favor of Edward H. Kernaghan. In the event that Edward H. Kernaghan is unable or unwilling to continue as a director of the Issuer during the term of the Agreement, Kernwood is entitled to make nominations for replacement to the board of directors of the Issuer (the “Board”), which are subject to the Board’s approval. The Chairman of the Board position will be determined pursuant to the Issuer’s normal governance process and the size of the Board will be no greater than 11 for the purposes of the Issuer’s 2018 annual general meeting of shareholders (including Edward H. Kernaghan or any replacement director nominee).

CUSIP No. 674482104	13D	Page 11 of 16

Until January 1, 2019 (the “Restricted Period”), Kernwood and its affiliates must not, directly or indirectly, to do any of the following: (i) engage in, participate in, or in any way initiate, directly or indirectly, any “solicitation” (as such term is defined in the Business Corporations Act (Alberta) (the “ABCA”) and in any applicable securities laws) of proxies or consents, with respect to the voting of any shares of the Issuer; (ii) take action in any other manner in order to vote, advise or influence in any manner whatsoever any person, with respect to the voting of any securities of the Issuer; (iii) deposit any shares of the Issuer in any voting trust or subject any shares of the Issuer to any arrangement or agreement with respect to the voting of any such shares; (iv) seek, alone or in concert with others to, (A) requisition or call a meeting of shareholders of the Issuer, (B) other than as contemplated in the Agreement, obtain representation on, or nominate or propose the nomination of any candidate for election to the Board, or (C) effect the removal of any member of the Board or otherwise alter the composition of the Board; (v) submit, or induce any person to submit, any shareholder proposal pursuant to the ABCA; (vi) make, or induce any person to make, or cooperate with a third party to make, or induce any person to make, a takeover bid, as defined in the ABCA and in any applicable securities laws, or other merger or going private transaction; (vii) make any public or private disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing, except as required by law; or (viii) enter into any discussions, agreements or understandings with any person with respect to the foregoing, or advise, assist or encourage any person to take any action inconsistent with the foregoing (collectively, the “Prohibited Activities”), provided, that these restrictions cease to apply if any other person or group of persons holding, or offering to acquire (whether or not on conditions), more than 20% of the outstanding common shares of the Issuer initiates the discussion or negotiation that resulted in the Prohibited Activities. Kernwood and its affiliates must vote in favour of the election of all of the Issuer’s management nominees recommended by the Board at any annual or special meeting of shareholders during the Restricted Period.

Item 7.  Material to be Filed as Exhibits.

The disclosure in Item 7 of the Original Statement is hereby supplemented by adding the following in appropriate numerical order:

Exhibit Number	Exhibit Description

7(b)	Letter Agreement, dated December 30, 2017, by and between Obsidian Energy Ltd. and Kernwood Limited, on its own behalf and on behalf of its affiliates.

CUSIP No. 674482104	13D	Page 12 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:   January 4, 2018

EDWARD J. KERNAGHAN

/s/ Edward J. Kernaghan

EDWARD H. KERNAGHAN

/s/ Edward H. Kernaghan

ALICE KERNAGHAN

/s/ Alice Kernaghan

ELIZABETH KERNAGHAN

/s/ Elizabeth Kernaghan

JENNIFER KERNAGHAN

/s/ Jennifer Kernaghan

KERNWOOD LIMITED

By:	/s/ Edward H. Kernaghan
Name:	EDWARD H. KERNAGHAN
Title:	President

PRINCIPIA RESEARCH INC.

By:	/s/ Edward H. Kernaghan
Name:	EDWARD H. KERNAGHAN
Title:	President

CUSIP No. 674482104	13D	Page 13 of 16

Exhibit 7(b)

DELIVERED BY COURIER AND E-MAIL

December 21, 2017

Kernwood Limited
Suite 605
79 Wellington Street West
Toronto, ON M5K 1K7

Attention:      Edward H. Kernaghan

Dear Mr. Kernaghan:

Letter Agreement

This letter agreement sets forth the understanding between Obsidian Energy Ltd. (Obsidian or the Company) and Kernwood Limited (Kernwood), on its own behalf and on behalf of its affiliates (collectively, the Kernwood Parties) regarding certain changes to the composition of the board of directors of Obsidian (the Board), namely the appointment of Edward H. Kernaghan to the Board (the Director). In consideration of the respective representations, warranties, covenants, agreements and conditions hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party hereto), the parties agree as follows:

1
Director. Obsidian and the Board shall: (i) immediately appoint the Director as a director of the Company; and (ii) include the Director as a director nominee in its management information circular for election at each of the 2018 annual general meeting of shareholders and the 2019 annual general meeting of shareholders of Obsidian and shall solicit proxies on behalf of and recommend to its shareholders that they vote in favour of the management nominees, including the Director. Upon appointment to the Board, the Director shall be entitled to the same protections, rights and benefits, including with respect to insurance, indemnification, compensation and fees as are currently applicable to all directors of the Company.

2
Replacement Director., In the event that Edward Kernaghan is unable or unwilling to continue as a director of the Company during the term of this Agreement, Kernwood shall be entitled to make nominations for replacement to the Board, which the Board will consider and approve at its sole discretion, acting reasonably, and once a suitable replacement is found, this Agreement shall apply to such replacement director as if he or she had been the Director and the Company shall immediately appoint such person to the Board and, as applicable, any committee of the Board, and include such person as a director nominee, and consider and treat such person, as contemplated in Section 1.

3
Kernwood Parties Standstill. Upon acceptance of this letter agreement until January 1, 2019 (the Restricted Period), except with the prior written consent of Obsidian (in its sole discretion), the Kernwood Parties shall not, directly or indirectly, do any of the following: (i) engage in, participate in, or in any way initiate, directly or indirectly, any “solicitation” (as such term is defined in the Business Corporations Act (Alberta) (ABCA) and in any applicable securities laws) of proxies or consents, with respect to the voting of any shares of Obsidian; (ii) take action in any other manner in order to vote, advise or influence in any manner whatsoever any person, with respect to the voting of any securities of Obsidian; (iii) deposit any shares of Obsidian in any voting trust or subject any shares of Obsidian to any arrangement or agreement with respect to the voting of any such shares; (iv) seek, alone or in concert with others to, (A) requisition or call a meeting of shareholders of Obsidian, (B) other than as contemplated in this Agreement, obtain representation on, or nominate or propose the nomination of any candidate for election to the Board, or (C) effect the removal of any member of the Board or otherwise alter the composition of the Board; (v) submit, or induce any person to submit, any shareholder proposal pursuant to the

CUSIP No. 674482104	13D	Page 14 of 16

ABCA; (vi) make, or induce any person to make, or cooperate with a third party to make, or induce any person to make, a takeover bid, as defined in the ABCA and in any applicable securities laws, or other merger or going private transaction; (vii) make any public or private disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing, except as required by law; or (viii) enter into any discussions, agreements or understandings with any person with respect to the foregoing, or advise, assist or encourage any person to take any action inconsistent with the foregoing (collectively, the Prohibited Activities), provided, that the restrictions contained in this Section 3 shall cease to apply if any other person or group of persons holding, or offering to acquire (whether or not on conditions), more than 20% of the outstanding common shares of Obsidian initiates the discussion or negotiation that resulted in the Prohibited Activities.. The Kernwood Parties agree to vote in favour of the election of all Obsidian management nominees recommended by the Board at any annual or special meeting of shareholders during the Restricted Period.

4
Chairman. The Kernwood Parties agree that (i) the Chairman position will be determined pursuant to the normal governance process of the Board; and (ii) that the size of the Board will be no greater than 11 for the purposes of the 2018 Annual Meeting (which, for greater certainty, shall include the Director as nominee).

5
Breach of Agreement. A breach of any term of this letter agreement by the Kernwood Parties on the one hand and Obsidian on the other hand or any of their respective representatives (with the Kernwood Parties on the one hand and Obsidian on the other hand being responsible for the actions of their respective representatives), will immediately entitle the other party to pursue equitable remedies (including specific performance or injunctive relief) in addition to any claim for damages or any other legal remedy.

6
Non-Disparagement. Each party agrees that it shall not do, say, publish, or communicate, in any media or forum, any matter or thing that would reasonably be expected to undermine, disparage or reflect adversely on the reputation, qualifications, character, conduct or behaviour of any other party or any of its respective directors, officers, employees, agents or representatives in connection with any matter arising out of or relating to Obsidian.

7
Press Release. Soon after the execution and delivery of this letter agreement, Obsidian shall issue a factual press release regarding the Board Composition Matters, with the reasonable input of Kernwood. The Kernwood Parties shall not issue or cause the publication of any press release or other public announcement with respect to the matters that are the subject of this letter agreement that are inconsistent with, or otherwise contrary to, the statements in the press release, without the prior written consent of Obsidian.

8
Expense Reimbursement. As promptly as practicable, and in any event within two (2) business days following the execution of this letter agreement, the Company shall pay to Kernwood up to $XXX Canadian by wire transfer or immediately available funds as reimbursement of the reasonable out-of-pocket fees and expenses, including legal fees and expenses, of Kernwood in connection with the matters that are the subject of this letter agreement.

9
Representations and Warranties. Each of the Kernwood Parties on the one hand and Obsidian on the other hand represents and warrants: (a) it has the power, capacity and authority to execute, deliver and carry out the terms and provisions of this letter agreement and to consummate the transactions contemplated hereby; and (b) this letter agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms.

10
Assignment. This letter agreement, including any of the rights, duties or obligations herein, is not assignable or transferable by Kernwood without the prior written consent of Obsidian. Any attempt to assign any of the rights, duties or obligations in this letter agreement without such written consent is void.

11
Entire Agreement. This letter agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or other undertakings other than those expressly set forth in this letter agreement. This letter agreement may be amended only by a written instrument duly executed by all of the parties or their respective successors or assigns.

CUSIP No. 674482104	13D	Page 15 of 16

12
Miscellaneous. All modifications of and amendments to this letter agreement or any part hereof must be in writing signed on behalf of all parties. Waivers of any terms and provisions of this letter agreement shall be in writing signed on behalf of all parties. Time is of the essence.

Please sign this letter agreement in the space provided below to confirm the mutual understandings and agreements contained herein, and return a signed copy to the undersigned by e-mail to Mark Hawkins at mark.hawkins@obsidianenergy.com and our external legal counsel at walied.soliman@nortonrosefulbright.com on or before 9:00 a.m. (Eastern time) on January 3, 2018, failing which this letter shall be null and void. An executed copy of this letter agreement may be transmitted by email and the transmission of a signature by such means constitutes effective delivery.

This letter shall be governed in accordance with the laws of the Province of Alberta.

Yours truly,

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CUSIP No. 674482104	13D	Page 16 of 16

OBSIDIAN ENERGY LTD.
Per:	<signed> George H. Brookman
Name: George H. Brookman
Title: Acting Chairman of the Board of Obsidian Energy Ltd.

Acknowledged and agreed this 30th day of December, 2017.
KERNWOOD Limited
Per:	<signed> Edward H. Kernaghan
Name: Edward H. Kernaghan
Title: President, Kernwood Limited